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                                                                   Exhibit 99.13


                            POINTS INTERNATIONAL LTD.

                          NOTICE OF ANNUAL AND SPECIAL
                             MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "MEETING") of shareholders of POINTS INTERNATIONAL LTD. (the "CORPORATION") will be held at Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Wednesday, the 11th day of May, 2005, at 12:00 p.m. (Eastern Standard Time) for the following purposes:

1. to receive and consider the Annual Report of the Corporation accompanying this notice, the financial statements of the Corporation for its financial year ended December 31, 2004 contained therein and the report of the auditors thereon;

2. to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3. to appoint Mintz & Partners LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration; and

4. to consider and, if thought advisable, to pass an ordinary resolution approving the extension of the term of outstanding options in the Corporation's subsidiary Points.com Inc. ("POINTS.COM") and the related rights to put any shares of Points.com issued on the exercise of such options to the Corporation in consideration of the issuance by the Corporation of common shares (THE "PCI OPTION RESOLUTION").

The text of the PCI Option Resolution is set forth in Schedule B of the accompanying Management Information Circular and is incorporated by reference in this notice.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 23, 2005 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

     DATED at Toronto, Ontario this 28th day of March, 2005.

                                        By Order of the Board of Directors


                                        ----------------------------------------
                                        T. ROBERT MACLEAN
                                        Chief Executive Officer